UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

NORDIC TURBINES, INC.
(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	001-33442 (Commission File No.)	98-0536305 (IRS Employer Identification No.)

1694 Falmouth Road, Suite 147
Centerville, Massachusetts 02632-2933
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code:  (508) 362-4420

Approximate Date of Mailing:  August 25, 2009

NORDIC TURBINES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14(F)-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH
ANY VOTE OF THE STOCKHOLDERS OF NORDIC TURBINES, INC.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of Nordic Turbines, Inc. (the “Company”, “we”, “us” or “our”), a Nevada corporation as of August 25, 2009, pursuant to the requirements of Section 14(f) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the proposed merger of the Company’s wholly-owned subsidiary with Luckcharm Holding Limited, a Hong Kong company (“Luckcharm”).  Pursuant to the merger, the Company’s wholly-owned subsidiary, GC China Turbine Corp., will acquire all of the issued and outstanding shares of Luckcharm in exchange for Luckcharm acquiring fifty four percent (54%) of the Company’s issued and outstanding common stock.    As a condition of the merger, there will be a change in the Company's board of directors within seven (7) days following the execution of the definitive agreement effecting the merger.

The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the Binding Letter of Intent dated July 31, 2009 filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2009.

The change of directors is anticipated to occur on September 4, 2009 which is approximately ten days after the date on which this Information Statement is filed with the Securities and Exchange Commission and mailed to all the holders of record of the Company's common stock.  This Information Statement is being mailed on or about August 25, 2009 to all holders of record on such date.

Voting Securities

There are currently 49,485,000 shares of the Company's common stock outstanding.  The Company has no other securities outstanding.

Directors and Executive Officers

The following table sets forth certain information for each officer and director of the Company after the change in officers and directors.

Name	Age	Position	Since
Hou Tie Xin	52	Chairman of the Board	2009
Qi Na	53	Director, Chief Executive Officer	2009
Xu Jia Rong	46	Director	2009
John J. Lennon	53	Director (1)	2009
Marcus Laun	40	Director	2009
Zhao Ying	31	Chief Financial Officer	2009

(1)
Mr. Lennon is currently the President, Chief Financial Officer, Chief Executive Officer, Secretary, and Treasurer of the Company and will remain so until the closing of the merger at which time the above named officers will replace Mr. Lennon in those positions.

Mr. Hou Tie Xin is the founder, Chairman of the Board and General Manager of Wuhan Gouce Electric Power New Technology Co., Ltd. (“Wuhan Guoce”), which was established in 1995.  Since inception of Wuhan Guoce, Mr. Hou has overseen the acquisition of over ten subsidiaries and has been awarded the title of Outstanding Entrepreneur by the municipal government.  Mr. Hou is a nationally renowned power expert and is a professor of engineering.  Mr. Hou has obtained more than 20 patents for his inventions in connection with his research and development of energy technology.  Mr. Hou is a member of the China Standardization Committee and is an author of China’s Power Quality Standards.  Mr. Hou is also a member of the International Electrotechnical Commission (“IEC”) and attended the 2007 IEC Assembly in Tokyo as the leader of the Chinese delegation.   Mr. Hou obtained his Bachelor of Engineering degree in Power System and Automation from Wuhan University in 1982 and a Masters degree in Power Automation from Huazhong University of Science & Technology in 1990.

Ms. Qi Na has been General Manger of Wuhan Guoce Nordic New Energy Corp. since 2006.  From 2004, Ms. Qi was General Manager of Wuhan Guoce Power Investment Corp. as well as Vice General Manager of Wuhan Guoce Science & Tech Corp.  In 1999, Ms. Qi founded and was General Manager of Hubei TaiKang engineering Tech Corp.  From 1993 to 1999, she worked at Hubei International Financial Technology Consultation Corp., Hubei ChangJiang HePingShiYe Corp., and Wuhan Machine Bidding Corp.  From 1972 to 1992, Ms. Qi  worked at YiChang 403 factory and 461 factory in various departments, including, youth union, cadre, repair, drive workshop, quality control and energy. Ms. Qi obtained a Bachelor of Engineering degree specializing in Marine Power Plant from Shanghai Jiaotong Unviersity in 1978.

Mr. Xu Jia Rong currently serves as Executive Deputy General Manager of Wuhan Guoce Science & Tech Corp. responsible for daily management of the company and has served as Chief Engineer at Wuhan Guoce since 1996. From 1992 through 1996, Mr. Xu served as project leader in Wuhan Hongshan Electrician Technical research institute monitoring the labor project group, the primary cognizance automobile electron ignition project research and development group and the supervisory system research and development group.  From 1982 through 1992, Mr. Xu taught at Wuhan Water Conservation Electric Power Institute. Mr. Xu has extensive management experience, and is a power expert in research and development of substation automation and computer-based relay protection. In 1998, his “35kV Substation Integrated Automation System of GCSIA Type” project was awarded the second prize of Scientific and Technological Progress Prize by Shaanxi Power Company. In 1999, his "35kV Substation Integrated Automation System of GCSIA Type" project was awarded the second prize of Scientific and Technological Progress Prize by Wuhan municipal government. In 1999 his "GCVQC Volt\Var Control Devices” project was awarded the third prize of Scientific and Technological Progress Prize by Wuhan municipal government. He took part in all these projects and worked as the main director. Mr. Xu obtained a Bachelor of Engineering degree from Wuhan University in Hydraulic and Electric in 1982 and a specialized Masters degree in Power System Automation from Wuhan Water Conservation Electric Power University in 1987.

Mr. John J. Lennon since May 30, 2008 has served as Treasurer and VP of Finance of Brite-Strike Tactical Illumination Products, Inc.; from February 2009, as Chief Financial Officer and Secretary of American Petro-Hunter, Inc.; from March 2009, as President, Chief Financial Officer and Secretary of LED Power Group, Inc.; from 2004, as President of Chamberlain Capital Partners; from 2006, as Director of American Durahomes and from 2005 through 2007, as Treasurer, Director and VP of Finance of US Starcom. Chamberlain Capital Partners assists companies in the area of maximizing shareholder value through increased sales, cost reduction and refined business strategy. Mr. Lennon has also assisted companies in obtaining debt financing, private placements or other methods of funding. He is responsible for corporate reporting, press releases, and funding related initiatives for American Durahomes, a private corporation, and previously for US Starcom, a public entity. On December 31, 2007, Mr. Lennon was appointed Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and director of Explortex Energy Inc., a publicly reporting company, which is a natural resource exploration company engaged in the participation in drilling of oil and gas in the United States. From 1987 to 2004, Mr. Lennon served as Senior Vice President of Janney Montgomery Scott, Osterville, MA, Smith Barney and Prudential Bache Securities, managing financial assets for high net worth individuals.  Mr. Lennon currently serves on the Board of Directors of Brite-Strike Tactical Illumination Products, Inc., American Petro-Hunter, Inc. and LED Power Group, Inc.

Mr. Marcus Laun currently is a senior banker at Wynston Hill Capital, LLC where he is responsible for all aspects of capital raising and advisory engagements for micro- and small-cap ventures.  From 2004 through 2008, Mr. Laun held various positions at Knight Capital Group including serving as managing director and director.  From 2000-2004, Mr. Laun was founder and chief executive officer of Hype (USA) Inc. which controlled the exclusive rights to HYPE Energy Drink in North America.  Prior to this, Mr. Laun was a vice president of corporate finance at Brean Murray & Co., Inc. and a research analyst at Greenwich High Yield LLC and Mendham Capital Group LLC.  Mr. Laun received a Masters in Business Administration degree from Columbia Business School and received a Bachelor of Science degree from Cornell University.

Ms. Zhao Ying has been Vice General Manager of Wuhan Guoce Nordic New Energy Corp. since 2006.  Ms. Zhao is responsible for financing and investment as well as responsible for all communication with the government.  Ms. Zhao has been with Wuhan Guoce since 1999 in various positions, such as Assistant of Marketing, Vice Manager of the sales division, Vice Manager of the engineering division, General Manager of the office and Secretary of the board.  In 1999, Ms. Zhao obtained a Bachelor degree in management and law from Wuhan Hydro Power University and Wuhan University.  In 2006, Ms. Zhao obtained a Masters degree in Finance from Wuhan University.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Terms of Office

The Company’s directors are appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.  The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

Involvement in Certain Legal Proceedings

Our directors, executive officers, proposed directors and executive officers have not been involved in any of the following events during the past five years:

1.  any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.  any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.  being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities; or

4.  being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Committees of the Board

Our board of directors held no formal meetings during the 12 month period ended December 31, 2008.  All proceedings of the board of directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors.  Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the bylaws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.  We do not presently have a policy regarding director attendance at meetings.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions.  Due to the size of our board, our board of directors believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.  We do not have a nomination committee charter.  We do not have a policy for electing members to the board.  We do not have an audit committee charter because we do not have an audit committee.  Mr. Laun is an independent director as defined in the NASD listing standards.

After the change in the Board of Directors, it is anticipated that Board of Directors will form separate compensation and audit committees which will include an audit committee financial expert.

Audit Committee

Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act. In addition, John J. Lennon currently meets the definition of an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K. Mr. Lennon is not an independent director.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Based solely upon a review of Forms 3, 4 and 5 delivered to us as filed with the Securities Exchange Commission, our executive officers and directors, and persons who own more than 10% of our Common Stock timely filed all required reports pursuant to Section 16(a) of the Securities Exchange Act.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders and personal integrity and judgment.  In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business.  Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board will consider candidates suggested by stockholders.  If a stockholder wishes to formally place a candidate’s name in nomination, however, he or she must do so in accordance with the provisions of the Company’s Bylaws.  Suggestions for candidates to be evaluated by the Board must be sent to the Board of Directors, 1694 Falmouth Road, Suite 147, Centerville, Massachusetts 02632-2933.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are not paid for meetings attended.   All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

No officer or employee received compensation during the last fiscal year.

Security Ownership of Certain Beneficial Owners and Management

The Company has only one class of stock outstanding, its common stock.  The following table sets forth certain information as of August 25, 2009, with respect to the beneficial ownership of our common stock for (i) each director, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock.  As of August 25, 2009, there were 49,485,000 shares of common stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage Beneficially Owned
John J. Lennon, Director, President, Chief Financial Officer, Chief Executive Officer, Secretary, and Treasurer 1694 Falmouth Road, Suite 147 Centerville, Massachusetts 02632-2933	0	0.00%
Marcus Laun, Director 1694 Falmouth Road, Suite 147 Centerville, Massachusetts 02632-2933	0	0.00%
All Officers and Directors as a Group	0	0.00%
Jimmy Soo 9th Floor, Sage House 110 V.A. Rufino St.,Legaspi Villiage, Makita City, Metro Manila Philippines	30,000,000	60.62%
Donn P.T. Lee 12 Mt. Fariweather, Filivest Homes I, Quezon City, Philippines	13,500,000	27.30%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act.  Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Other Information

We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission.  You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at 1694 Falmouth Road, Suite 147, Centerville, Massachusetts 02632-2933.

Nordic Turbines, Inc. By Order of the Board of Directors

/s/ John J. Lennon
John J. Lennon, Director and
Chief Executive Officer